EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiaries	Jurisdiction
Worldwide Media Investments Corp.	Anguilla
Sky Media Investments Co., Ltd.	Anguilla
NOWnews Network Co., Ltd.	Taiwan
Nownews International Marketing Co., Ltd Dawnrain Media Co., Ltd. New Yaoyard Cultural Transmission Co., Ltd. Asia Well Ltd.	Taiwan The Seychelles The Seychelles The Seychelles